TERYL RESOURCES CORP.

Suite 240 – 1170 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

September 28, 2010

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  the  audited  consolidated  financial statements  and  related  notes  thereto  for  the  years  ended  May  31,  2010  and  2009,  which  have  been

prepared  in  accordance  with  Canadian  generally  accepted  accounting  principles.    All  amounts  in  the

financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain  statements  contained in this  MD&A using the terms  “may”,  “expects to”, “projects”, “estimates”

,

“plans”, and other terms denoting future possibilit  ies, are forward-looking statements in respect to various issues  including  upcoming  events  based  upon  current  expectations,  which  involve  risks  and  uncertainties

that  could  cause  actual  outcomes  and  results  to  differ materially.   The  future  conduct  of our  business  and

the feasibility of our  mineral exploration properties are dependent upon a number of factors and there can be  no  assurance that  we  will  be  able to conduct  our  operations  as  contemplated  and  the  accuracy of  these statements  cannot  be  guaranteed  as  they  are  subject  to  a  variety  of  risks  that  are  beyond  our  ability  to predict or control and which may cause actual results to differ materially from the projections or estimates

contained  herein.   The  risks  include,  but  are  not  limited  to,  the  risks  described in this  MD&A;  those risks set  out  in  our  disclosure  documents  and  our  annual  and  quarterly  reports;  the  fact  that  exploration activities  seldom  result  in  the  discovery  of  a  commercially  viable  mineral  resource  and  also  require

significant   amounts   of   capital   to   undertake,   and   the   other   risks   associated   with   start-up   mineral

exploration operations with insufficient liquidity, and no historical profitability.

Overview

We  are  engaged  in  the  acquisition,  exploration  and  development  of  natural  resource  properties.    We

currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “TRC”.  We are also list    ed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims,

a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

We  own  a  50%  interest  in  237  claims  located  in  the  Gilmore  dome  area  of  Fairbanks  district  of  Alaska,

known as the Gil mineral property.   Our joint venture with Kinross Gold Corporation (“KGC”) on the Gil mineral property is divided into several mineralized zones, including the Main Gil and the North Gil.  The

Gil  mineral  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by  KGC.   We  own  a  20%

working interest and KGC owns an 80% working interest in the Gil joint venture.

KGC’s   subsidiary,   Fairbanks   Gold   Mining,   Inc.   (“FGM  ”)   acts   as   operator   of   this   project.     Our

contribution to annual exploration costs, if any, is 20% and KGC’s contribution is 80%, with net profits to

be  distributed  in  that  same  proportion  in  the  event  of  production.    As  operator  of  this  project,  FGM

determines whether exploration work will occur from year to year.

In  February  2010  a  budget  of  $1,524,600  US  for  an  exploration  program  was  approved  by  FGM  on  the

Gil joint venture.

In  March  of  this  year,  a  12.8  mile  ground  magnetometer/radiometer  survey  was  completed  and  a  15,000 foot drilling program commenced in April.  The goal of the 2010 program is to further delineate the strike extension  of  the  mineralized  zones,  and  to  infill  between  step-out  holes,  in  order  to  gain  a  better

understanding  of  ore-zone  continuity.   The  2010  plan  calls  for  ground  geophysics,  11,000  feet  of  reverse

circulation  (RC)  drilling  and  5,000  feet  of  HQ-NQ  core  drilling.    In  addition,  fieldwork  involving

mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling is to be performed.

In July 2010 FGM reported the following preliminary drill results:

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

*

“Opt”  refers  to  ounces  per  short  ton  and  “gpt”  re    fers  to  grams  per  metric  tonne.   One  troy  ounce  is  equal  to  34.2857  grams   per  metric

tonne.

In August 2010, FGM reported the following additional drill results:

North Gil:

Assay Results

Assay Results

North Gil Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-568

420 – 455

35 feet of 0.0788

2.670

GVR10-569

145 – 195

50 feet of 0.0363

1.244

Sourdough:

Assay Results

Assay Results

Sourdough Hole Number      Interval (feet in depth)

opt Au

gpt Au

GVR10-563

145 – 170

25 feet of 0.03

1.029

And in September 2010, FGM reported the following dill results:

Assay Results

Assay Results

North Gil Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-573

10 – 35

25 feet of 0.0489

1.676

GVR10-573

250 - 285

35 feet of 0.0418

1.523

Assay Results

Assay Results

Sourdough Hole Number      Interval (feet in depth)

opt Au

gpt Au

GVR10-560

195 - 220

25 feet of 0.0508

1.742

GVR10-560

285 - 295

10 feet of 0.0322

1.104

GVR10-560

320 - 330

10 feet of 0.0171

0.586

GVR10-560

340 - 375

35 feet of 0.0121

0.415

GVR10-561

20 - 35

15 feet of 0.0175

0.599

GVR10-561

45 - 70

25 feet of 0.01

0.343

Two  drills  are  working  on  the  joint  venture  property.   To  date,  FGM  has  completed  5,431'  of  core  and

9,546’ of RC drilling.  Additional assays for several holes are currently pending.

During  the  fiscal  year  ended  May  31,  2010,  our  share  of  the  costs  on  the  Gil  property  was  $358,812,

compared to $120,241 for the fiscal year ended May 31, 2009.

West Ridge Claims, Fairbanks Mining District, Alaska

We  earned  a  100%  in  the  West  Ridge  mineral  claims,  comprising  approximately  5,200  acres,  located  in the  Dome  Creek  area  of  the  Fairbanks  district  of  Alaska,  which  claims  are  subject  to  a  1%  net  smelter

return  to  the  State  of  Alaska.    The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North  gold

deposit  and  lies  approximately eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.   During  the

year  ended May 31, 2010 we expended $Nil  (2009 - $Nil) in exploration expenditures on the West Ridge

property.    During  the  year  ended  May  31,  2010,  the  Company  has  written  off  their  exploration  and development  expenditures  of  $661,615  entirely,  since  the  claims  are  not  currently  being  explored.  The

Company  will  continue  to  maintain  the  claims  and  will  only  commence  its  exploration  program  once more financings are available.

Fish Creek Claims, Fairbanks Mining District, Alaska

In  March  2002,  we  acquired  from  Linux  Gold  Corp.,  a  company  with  common  directors,  an  option  to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District  in Alaska, by expending  $500,000  US  within  three  years  and  the  issuance  of  200,000  common  shares,  which  shares

were  issued  in  December  2002.   An  additional  100,000  shares  were  issued  in  February 2007  in  payment for  an  extension  of  the  date  on  which  expenditures  were  required  to  be  completed  to  March  5,  2007,

which dates was further extended to March 5, 2011.

Linux  Gold  Corp.  will  retain  a  5%  net  royalty  interest  until  we  pay  $2,000,000  US  and/or  back  in  for  a

25%  working  interest  prior  to  commencement  of  production.   During  the  year  ended  May  31,  2010,  the

Company  has  written  off  their  exploration  and  development  expenditures  of  $111,947  entirely,  since  the claims  are  not  currently  being  explored.  The  Company  will  continue  to  maintain  the  option  agreement and will only commence its exploration program once more financings are available.

Gold Hill, Cochise County, Arizona

In  June  2006  we  acquired a  patented  claim  group,  consisting of seven  claims, located  in Cochise County,

Arizona  and  staked  a  further  28  claims.   We  subsequently terminated  the  agreement  to  acquire  the  seven

patent  claims  and  abandoned  the  other  28  claims.   Consequently,  $60,705 in property costs  and  $213,184

in exploration costs were written off during the fiscal year ended May 31, 2008 and additional exploration expenditures of $13,750 were written off during the fiscal year ended May 31, 2009.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We  own  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik

#2  and  Herrmann   #4  wells,  located  in  Burleson  County,  Texas.  During  the  fiscal  year  ended  May  31,

2010, revenues of $10,076 were recorded from the Texas properties compared to revenues  of $15,582 for the fiscal year ended May 31, 2009.  The carrying cost of these wells has been completely depleted.

Knox and Laurel Counties, Kentucky

We  entered  into  agreements  with  IAS  Energy,  Inc.,  a  company with  common  directors,  to  purchase  40%

interests (subject to 40% net  revenue interests to others),  in the  Ken Lee  #1  natural  gas well for  $103,045

($92,500  US),  in  the  Elvis  Farris  #2  natural  gas  well  for  $104,461  ($92,500  US),  and  in  the  Clarence

Bright  #1  natural  gas  well  for  $104,673  ($92,500  US).   All  three  wells  are  located  in  Knox  and  Laurel

Counties, Kentucky.   During the  year  ended May 31,  2009 we  wrote off the carrying costs  of the wells  to

$Nil since the wells have no proven economic reserves.

Selected Annual Information

The  following  information  is  derived  from  our  financial  statements  for  each  of  the  three  most  recently completed financial years:

Description

May 31, 2010

May 31, 2009

May 31, 2008

Net Revenues

(1,667)

8,261

19,832

Net   income   or   loss   before   discontinued

operations and extraordinary items

Total

(1,419,726)

(454,573)

(1,142,796)

Per share

(0.02)

(0.01)

(0.03)

Net Income or loss

Total

(1,419,726)

(454,573)

(1,142,796)

Per share

(0.02)

(0.01)

(0.03)

Total Assets

3,270,104

3,374,985

3,486,056

Long term financial liabilities

0

0

0

Cash dividends

N/A

N/A

N/A

Results of Operations

We  incurred  a  net  loss  of  $1,419,726  during  the  year  ended  May  31,  2010,  compared  to  a  net  loss  of

$454,573  during  the  year  ended  May  31,  2009.    Significant  increase  in  loss  was  due  to  exploration expenditures  write-off  of  $773,438  in  2010  compared  to  $15,857  in  2009.  During  2010  the  Company wrote  off  $111,947  in  exploration  and  development  expenditures  in  Fish  Creek  Property  located  in

Fairbanks,  Alaska, USA,  and  $661,491  in  its  West  Ridge  property located  in Dome  Creek,  Alaska,  USA,

because  the  two  claims  are  not  currently  being  explored.  The  Company  will  continue  to  maintain  the option  agreement  and  the  claims  and  will  commence  its  exploration  program  once  more  financings  are available.

Other expenses that changed from 2009 to 2010 are as follows:

-      In  2010  we  recorded  interest  expense  of  $18,582  on  the  two  convertible  debentures  initiated during 2010, which was absent in 2009;

-      In  2010  the  Company incurred  geological  consulting  fees  of  $41,915,  which  was  absent  in  2009 due to lack of funds;

-      Consulting, management and directors fees increased to $133,359 in 2010 from $110,189 in 2009 due  to  increase  in  consulting  work  on  corporate  matters  and  decision  making  on  the  Company’s mineral properties;

-      Professional  fees  decreased  to  $59,726  in  2010  from  $110,201  in  2009;  and  secretarial  and employee  benefits  decreased  from  $45,635  in  2009  to  $41,925  in  2010  due  to  the  Company’s

successful effort in streamlining the operations;

-      Publicity,  promotion  and  investor  relations  costs  increased  to  $228,196  in  2010  from  $97,415  in

2009 due to our effort in increasing our investor awareness.

Liquidity and Capital Resources

As  of  May  31,  2010  we  had  a  cash  position  of  $260,150,  compared  to  $6,185  as  at  May  31,  2009,

representing  an  increase  of  $253,965.    As  of  May  31,  2010,  we  had  a  working  capital  of  $108,913,

compared to a working capital deficit of $393,518 as at May 31, 2009.

During the year ended May 31, 2010, we issued the following equity securities:

(a)

On June  8, 2009,  we  completed a non-brokered private placement of 2,120,000 units at a price  of

$0.075  per  unit,  for  gross  proceeds  of  $159,000.   Each  unit  consisted  of  one  common  share  and

one-half   share   purchase   warrant.     Each   full   warrant   entitle   holder   thereof   to   acquire   one

additional  common  share  at  an  exercise  price  of  $0.10  per  share  for  a  period  of  one  year.

Finder’s fees of $3,675 were paid in connection with this private placement;

(b)

On  August  18,  2009,  we  completed  a  non-brokered  private  placement  of  7,042,092  units  at  a price of $0.075 per unit, for gross proceeds of $528,157.  Each unit consists of one common share and one share purchase warrant,  with each warrant  being exercisable for  a period of two  years, at

a  price of $0.10 per share  in the first  year, or at a  price of $0.15 in  the second  year.   Finder’s  fees

of $34,477.50 were paid in connection with this private placement;

(c)

On  November  17,  2009  we  received  $1,250  from  the  exercise  of  12,500  options  at  a  price  of

$0.10 per share;

(d)

On  November  25,  2009,  we  completed  a  non-brokered  private  placement  of  1,646,734  units  at  a

price  of $0.17 per  unit,  for gross  proceeds  of  $279,948.   Each unit  consists  of one common  share

and one share purchase warrant, with each warrant  being exercisable at  a price of $0.22  per  share

for  a  period  of  one  year  from  the  date  of  closing.    Finder’s  fees  of  $17,881  were  paid  in

connection with this private placement; and

(e)

During January 2010, we received $704,209 from the exercise of 7,042,092 warrants at  a price  of

$0.10 per share; and

(f)

On  April  30,  2010  the  Company  issued  12,500  common  shares  for  warrants  exercised  at  $0.10 per share.

During  the  year  ended  May  31,  2010  we  also  raised  $91,363  by  issuing  convertible  debentures  to  an external  party  for  $60,000  and  $31,363  (US$27,000),  at  interest  rate  of  8%  per  annum  paid  monthly

commencing  on  August  15,  2009.   The  principal  amounts  are  convertible  into  shares  of  the  Company  at

$0.20  per  share  upon  regulatory approval.   In  January,  2010  the  Company redeemed  the  convertible  loan of $31,363 (US$27,000) with full cash payment on the principal of the loans.

During the year ended May 31, 2009, we financed our operations and received by share subscriptions, the exercise of stock options and exercise of share purchase warrants, total gross proceeds of $1,673,814.

All  of  our  properties  are  at  the  early  exploration  stages.    We  do  not  expect  to  generate  significant

revenues  in  the  near  future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise

capital  or  shareholder  loans.    Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future financing and the rate of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be able to  obtain any additional  financing on  terms acceptable to  us,  if  at all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses,  to  carry  out  the  2010 exploration  program  on  the  Gil  mineral  property,  and  for  the  acquisition  of  a  property  or  properties,  as

applicable.    The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity  financing  that  may  be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses

for  the  next  twelve  months.   We  will  also  require  $75,000to  complete  out  the  2010  exploration  program

on the Gil mineral property.   The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months

months

Months

Months

Months

months

Months

Months

ended

ended

ended

ended

ended

ended

ended

ended

May 31,

Feb. 28,

Nov. 30,

Aug. 31,

May 31

Feb. 28

Nov. 30,

Aug. 31,

2010

2010

2009

2009

2009

2009

2008

2008

Description

$

$

$

$

$

$

$

$

Revenues

7,646

$1,064

$1,670

$1,007

$6,130

2,131

$4,981

$7,873

Income or

loss before

other items

Total

(958,937)      (158,356)     (215,639)

(86,794)     (143,258)

(75,227)      (130,375)      (105,713)

Per share

(0.01)

(0.003)

(0.004)

(0.002)

(0.01)

(0.002)

(0.003)

(0.002)

Net loss for

period

Total

(958,937)      (158,356)     (215,639)

(86,794)     (143,258)

(75,227)      (130,375)      (105,713)

Per share

(0.01)

(0.003)

(0.004)

(0.002)

(0.01)

(0.002)

(0.003)

(0.002)

As  we  are  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and  are  also impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  exploration  programs  and  financing costs.

The  fluctuations  in  net  loss  are  mainly due  to  the  difficulties  faced  by small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.    When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

In  addition,  in  the  last  quarter  of  2010  significant  loss  was  recorded  largely  due  to  exploration expenditures  write-off  of  $773,438  as  a  result  of  the  management’s  impairment  test  on  our mineral  properties.  We  wrote  off  $111,947  in  exploration  and  development  expenditures  in  our

Fish  Creek  Property  located  in  Fairbanks,  Alaska,  USA,  and  $661,491  in  our  West  Ridge

Property  located  in  Dome  Creek,  Alaska,  USA,  because  the  two  claims  are  not  currently  being explored.  The  Company  will  continue  to  maintain  the  option  agreement  and  the  claims  and  will commence its exploration program once more financings are available.

Transactions with Related Parties

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange amount, which is the amount of consideration established and agreed to by the related parties.  During the year  ended  May  31,  2010  and  May  31,  2009,  we  entered  into  the  following  transactions  with  related parties:

a)    SMR  Investments  Ltd.  (“SMR”)  is  a  private  company  c  ontrolled  by  an  officer  of  the  Company.

Under a management  contract with SMR, the Company agreed to pay up to $2,500 per month for management  services.  The  Company  was  charged  management  fees  by  SMR  of  $30,000  during

the  year  ended  May  31,  2010  (2009  -  $30,000;  2008  -  $30,000).   As  of  May  31,  2010,  $4,900

(May 31, 2009 - $77,883) was payable to SMR by the Company.

b)    During the  year ended May 31,  2010,  directors fees of $12,000  (2009 - $16,500; 2008 - $15,500)

were  paid  to  the  President  of  the  Company.   Administration  consulting  fees  of  $20,400  (2009  -

$20,400; 2008 - $13,500) were paid to a director of the Company.  Secretarial and consulting fees of $18,600 (2009 - $11,400; 2008 - $5,700) were paid to a director of the Company.

c)    During the  year ended May 31,  2010,  fees of $5,039 (2009 - $9,409;  2008 - $6,508)  were paid to

KLR  Petroleum Ltd.  (which is  controlled by an officer  of the Company)  for administration of the

Company payroll and benefit plan.

d)    Office rent of $15,055 (2009 - $15,471; 2008 - $12,872) was paid to Linux Gold, Inc. for the year ended May 31, 2010.

The  following  advances  to/from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed

terms  of  repayment.   Unless  otherwise  indicated, the  companies  are  controlled  by the  President  and CEO or are companies where he is the President and CEO:

Advances to related parties:

May 31

May 31

2010

2009

$

$

International Diamond Syndicate Ltd.

-

1

IAS Energy, Inc.

24,821

29,821

Linux Gold, Inc.

72,672

46,649

REGI US, Inc.

28,600

-

Reg Technologies Inc.

-

14,058

126,093

90,529

Advances from related parties:

May 31

May 31

2010

2009

$

$

Reg Technologies Inc.

14,598

-

Information-Highway.com, Inc.

-

28,146

JGR Petroleum, Inc.

-

24,456

John Robertson

-

19,308

KLR Petroleum

5,990

23,534

Rainbow Networks Inc.

-

23,531

REGI US, Inc.

-

12,405

SMR Investments Ltd.

4,900

-

25,488

131,380

Significant Recent Developments

Option to Acquire Mineral Claims in Alaska

On  September  1,  2010  we  announced  that,  subject  to  a  thirty  day  due  diligence  period,  we  had  acquired an  option  to  acquire  a  50%  interest  in  eleven  mineral  claims  located  approximately  130  kilometers

northwest  of  Anchorage,  Alaska.   The  claim  block  is  in  the  Kahiltna  Terrane  area  near  the  Kiska  Metals

Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

As consideration for the option, we agreed to:

(a)

issue   50,000   common   shares   upon   approval   of   the   option   agreement   by   the   TSX.V   (the

“Approval Date”);

(b)

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

(c)

issue  an  additional  100,000  common  shares  and  pay  a  US$10,000  cash  payment  on  the  second anniversary of the Approval Date; and

(d)

contribute   $50,000   US   for   exploration   expenditures   in   the   first   year   and   $100,000   US   in

exploration expenditures in the second year.

The option agreement is subject to:

•      satisfactory conclusion of the thirty day due diligence period;

•      approval of the TSX Venture Exchange.

Investor Relations Agreement

By  news  release  dated  August  26,  2010  we  announced  that  we  had  retained  Torrey  Hills  Capital  Inc.

(“THC”), a San Diego, California based company, to   provide investor relations consulting services for us.

THC   is  a   leading  investor   and  financial   public  relations   firm  specializing  in   small   and  micro-cap

companies,  primarily  in  the  natural  resource  sector.    THC  will  increase  awareness  of  our  company

through  its  established  relationships  with  investment  professionals,  investment  advisors,  and  money

managers  focused  on  the  microcap  market  space.    THC  will  provide  coverage  of  our  company  on  its

website,  which  is  designed  to  showcase  and  provide  exposure  for  emerging  micro-cap  companies  to  an audience of proven micro-cap investors.

THC  has  been  engaged  for  an  initial  term  of  six  months  at  a  monthly  fee  of  $5,000  US.   In  addition,  we

granted  a  stock  option  to  THC  to  purchase  250,000  common  shares  at  a  price  of  $0.19  per  share,

exercisable for a period of up to three years.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Jennifer Lorette

Suzanne Robertson

Monique van Oord

Larry Gold

Thomas Robertson

Our officers are:

John Robertson

President and Chief Executive Officer

Monique van Oord     Chief Financial Officer and Corporate Secretary

Share Capital

Our  authorized  share  capital  consists  of  105,000,000  shares,  divided  into  100,000,000  common  shares

without  par  value  and  5,000,000  preferred  shares  with  a  par  value  of  $1.00  each.   As  of  September  27,

2010, we have 68,510,946 common shares and Nil preferred shares issued and outstanding.

During the year ended May 31, 2010, we issued the following equity securities:

(a)

2,120,000  units  at  a  price  of  $0.075  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $159,000.    Each  unit  consisted  of  one  common  share  and  one-half  share

purchase   warrant,   with   each   full   warrant   entitling   holder   thereof   to   acquire  one   additional

common share at an exercise price of $0.10 per share for a period of one year;

(b)

7,042,092  units  at  a  price  of  $0.075  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $528,157.   Each  unit  consists  of  one  common  share  and  one  share  purchase warrant,  with  each  warrant  being  exercisable  for  a  period  of  two  years,  at  a  price  of  $0.10  per share in the first year, or at a price of $0.15 in the second year;

(c)

12,500 common shares pursuant to the exercise of 12,500 options at a price of $0.10 per share;

(d)

1,646,734  units  at  a  price  of  $0.17  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $279,948.   Each  unit  consists  of  one  common  share  and  one  share  purchase warrant, with each warrant being exercisable at a price of $0.22 per share for a period of one year from the date of closing; and

(e)

7,042,092  common  shares  pursuant  to  the  exercise  of  7,042,092  warrants  at  a  price  of  $0.10  per share; and

(f)

12,500 common shares pursuant to the exercise of 12,500 warrants at a price of $0.10 per share.

During the year ended May 31, 2009 we issued the following equity securities:

(a)

10,000 common shares pursuant to the exercise of 10,000 stock options at a price of $0.15 per share; and

(b)

6,000,000 units at a price of $0.15 per unit pursuant to a private placement. Each unit consists of one common share and one share purchase warrant exercisable for a period of one year at a price of $0.20 per share.  238,400 broker’s share purchase warrants were issued as part of the private placement.

The  following is  a  summary of the  stock  options  and share  purchase  warrants  outstanding as  of  the  fiscal years ended May 31, 2010:

Stock Options:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options

Life

Exercisable

$

(years)

December 4, 2010

0.250

65,000

0.50

16,250

November 2, 2011

0.180

25,000

1.42

6,250

April 24, 2012

0.150

1,650,000

1.90

412,500

November 7, 2012

0.220

25,000

2.44

6,250

March 10, 2013

0.210

75,000

2.78

18,750

April 23, 2014

0.100

37,500

3.90

12,500

October 30, 2014

0.185

275,000

4.42

68,750

November 5, 2014

0.185

50,000

4.44

12,500

April 19, 2015

0.240

100,000

4.89

25,000

2,302,500

578,750

Warrants:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

June 8, 2010

0.10

1,047,500

0.02

November 25, 2010

0.22

1,646,734

0.49

2,694,234

Changes in Accounting Policies

Accounting policies implemented effective June 1, 2009

In  February  2008,  the  CICA  issued  Handbook  Section  3064,  “Goodwill  and  Intangible  Assets”,  which replaces  CICA  HB  Section  3062,  “Goodwill  and  Intang ible  Assets”,  and  CICA  HB  Section  3450,

“Research and  Development  Costs”;  and  amendments  to   Accounting Guideline  (“AcG”)  11,  “Enterprises

in  the  Development  Stage”,  EIC-27,  “Revenues  and  Ex  penditures  during  the  Pre-operating  Period”,  and

CICA  HB  Section  1000,  “Financial  Statement Concepts .”   The  standard intends to reduce  the  differences

with  International  Financial  Reporting  Standards  (“ IFRS”)  in  the  accounting  for  intangible  assets  and

results   in   closer   alignment   with   U.S.   GAAP.     Under   current   Canadian   standards,   more   items   are

recognized as assets than under  IFRS or U.S. GAAP.   The objectives  of Section 3064 are  to reinforce the

principle-based  approach  to  the  recognition  of  assets  only  in  accordance  with  the  definition  of  an  asset and  the  criteria  for  asset  recognition;  and  clarify the  application  of the  concept  of matching  revenues  and

expenses   such   that   the   current   practice   of   recognizing   assets   that   do   not   meet   the   definition   and

recognition  criteria  are  eliminated.    The  standard  will  also  provide  guidance  for  the  recognition  of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

In  June  2009,  the  CICA  amended  Section  3862,  Financial  Instruments  –  Disclosures  that  includes additional  disclosure  requirements  about  fair  value  measurements  for  financial  instruments  and  liquidity risk  disclosures.  These  amendments  entail  a  three  level  hierarchy that  takes  into  account  the  significance of  the  inputs  used  in  making  the  fair  value  measurements.  Additional  disclosure  has  been  included  in  the

Company’s consolidated financial statements.

Accounting policies not yet adopted

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which  establishes new  standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for which the acquisition date is  on or after the beginning of the first  annual  reporting period beginning on  or after  January  1,  2011.  This  adoption  is  not  expected  to  have  an  impact  on  the  Company’s  financial position, earnings or cash flows.

In  October  2008,  the  CICA  issued  Handbook  Section  1601,  “Consolidated  Financial  Statements”,  and

Section   1602,   “Non-controlling   Interests”,   to   provi  de   guidance   on   the   preparation   of   consolidated

financial  statements  and  accounting  for  non-controlling  interests  subsequent  to  a  business  combination.

The section is effective for fiscal  years  beginning on or after January 2011. This  adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

International Financial Reporting Standards

In  February  2008,  the  Accounting  Standards  Board  announced  that  publicly  accountable  entities  will  be

required  to   prepare  financial   statements  in   accordance  with   IFRS  for   interim  and   annual   financial

statements  for  fiscal  years  beginning  on  or  after  January  1,  2011.   The  Company  is  assessing  the  impact

of  the  conversion  from  GAAP  to  IFRS  on  the  financial  statements  and  will  develop  a  conversion implementation plan.

IFRS Implementation Plan

We   have   commenced  the  development   of  an   International   Financial  Reporting  Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

*     Exploration and development expenditures;

*     Property and equipment (measurement and valuation);

*     Stock-based compensation;

*     Accounting for income taxes; and

*     First-time adoption of International Financial Reporting Standards (IFRS 1).

As the  analysis  of each  of the  key areas  progresses,  other  elements  of our  IFRS  implementation  plan  will

also  be   addressed,  including:   the   implication  of  changes   to  accounting  policies   and   processes   and

financial statement note disclosure.   The table  below summarizes  the expected timing of  activities related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies

In progress now

may be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas   requiring   accounting   policy  changes   or   those   with   accounting

policy alternatives

Assessment    of    first-time    adoption    (IFRS    1)    requirements    and

In progress now

alternatives

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

By November 30, 2010

made with respect to first-time adoption alternatives

Resolution   of   the   accounting   policy   change   implications   on   the

By November 30, 2010

accounting processes

Quantification    of    the    financial    statement    impact    of    changes    in

Throughout 2010

accounting policies

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Risks and Uncertainties

Our  principal  activity is  mineral  exploration  and  development.   Companies  in  this  industry are  subject  to

many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although  we  have  taken  steps  to  verify  the  title  to  mineral  properties  in  which  we  have  an  interest,  in

accordance   with   industry   standards   for   the   current   stage   of   exploration   of   such   properties,   these

procedures  do  not  guarantee  title.    Property  titles  may  be  subject  to  unregistered  prior  agreements  or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue  from operations.   Additional  capital

will  be  required  to  fund  our  exploration  program.   The  sources  of  funds  available  to  us  are  the  sale  of marketable  securities,  sale  of  equity  capital  or  the  offering  of  an  interest  in  its  project  to  another  party.

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The  property  interests  owned  by  us  or  in  which  we  have  an  option  to  earn  an  interest  are  in  the exploration  stages  only,  are  without  known  bodies  of  commercial  mineralization  and  have  no  ongoing

mining  operations.    Mineral  exploration  involves  a  high  degree  of  risk  and  few  properties,  which  are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not

result  in  any  discoveries  of  commercial  bodies  of  mineralization.    If  our  efforts  do  not  result  in  any

discovery of  commercial  mineralization,  we  will  be  forced  to  look for  other  exploration  projects  or  cease operations.

We  are  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which we  operate,  including  provisions  relating  to  property  reclamation,  discharge  of  hazardous  materials  and other matters.  We may also be held liable should environmental problems be discovered that were caused

by  former  owners  and  operators  of  our  properties  in  which  we  previously  had  no  interest.   We  conduct

our  mineral  exploration  activities  in  compliance  with  applicable  environmental  protection  legislation.   We

are  not  aware  of  any  existing  environmental  problems  related  to  any  of  our  current  or  former  properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.